Daniel Waterman

Realtor at Coldwell Banker Residential Real Estate

Bonita Springs, Florida, United States

Contact

www.linkedin.com/in/
danielwaterman23 (LinkedIn)

Top Skills

Account Management

Investment Properties

Marketing

Languages

English

Experience

Coldwell Banker Residential Real Estate

Realtor

December 2015 - Present (8 years 4 months)

24031 S Tamiami Trl Ste 101, Bonita Springs, FL 34134-7016

Industrial ladder and Supply Co., Inc.

Sales Account Manager

January 2011 - March 2015 (4 years 3 months)

Marketing, Credit Applications, Collections, Customer Service, Sales Training, Handle Company Accounts, Follow-up logistics, Arrange Deliveries for product.

Education

Florida SouthWestern State College

Associate's degree, Accounting and Business/Management · (2007 - 2010)